JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (emeritus)
January 28, 2015
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 27, 2015
File No. 333-198573

Dear Ms. Long:

With respect to Amendment No. 4 to the above referenced registration statement filed yesterday, please be advised, as follows:

The summary compensation table in the prospectus has been updated to cover the 2014 fiscal year ended December 31, 2014, as requested by telephone comment.

All other information, including summary and description of business information has been updated.

If you would like a red lined copy comparing Amendment No. 4 to Amendment No. 3, please do not hesitate to ask.

The accountant’s consent has been updated to the filing date of Amendment No. 4.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

3116 West North A Street • Tampa, Florida 33609-1544
Phone 813-874-8854 • Cell 813-892-5969 • Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com • jackson.morris@rule144solution.com
www.Rule144Solution.com